EXHIBIT 99.1

Yamana Gold Receives Approval of Admission to the London Stock Exchange; Common Shares Set to Begin Trading on October 13th

This announcement is not an offer of securities for sale in any jurisdiction, including in or into Australia, Canada, Japan, the Republic of South Africa or the United States. Investors should not purchase or subscribe for any shares referred to in this announcement except on the basis of information in the prospectus (the "Prospectus") published by Yamana Gold, in connection with the proposed admission of its common shares ("common shares") to the Standard Listing segment of the Official List of the UK Financial Conduct Authority (“FCA”) and to trading on the Main Market for listed securities of London Stock Exchange plc (the "London Stock Exchange" or "LSE") (together, "LSE listing"). The Prospectus is available at the National Storage Mechanism and is available for inspection at www.morningstar.co.uk/uk/NSM or the website of the Company’s UK lawyers, Memery Crystal LLP at www.memerycrystal.com/yamanaprospectus

TORONTO, Oct. 07, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY, LSE:AUY) (“Yamana Gold” or the “Company”) is pleased to announce that the Financial Conduct Authority (“FCA”) has approved its Prospectus, which includes a Competent Person’s Report, in support of its intention to list on the London Stock Exchange (“LSE”). A copy of the Company’s Prospectus has been submitted to the National Storage Mechanism and is available for inspection at https://www.morningstar.co.uk/uk/NSM or the website of the Company’s UK lawyers, Memery Crystal LLP at http://www.memerycrystal.com/yamanaprospectus.

Application has been approved for admission of Yamana Gold’s common shares to the Standard Listing segment of the Official List of the FCA and to the LSE for trading on its Main Market for listed securities (“Admission”). The Company expects that Admission will become effective and that trading in its Common Shares will commence at 08.00 a.m. BST on Tuesday 13 October 2020, under the ticker “LSE:AUY”.

Daniel Racine, President and Chief Executive Officer of Yamana Gold, commented:
“We are excited to begin trading on the London Stock Exchange and offer UK and European investors exposure to a pure-play senior gold producer with a high-quality asset portfolio in mining-friendly jurisdictions in the Americas, offering a unique investment opportunity.”

Peter Marrone, Founder and Executive Chairman of Yamana Gold, commented:
“We are coming to London at an auspicious time for our Company. We have always had a strong commitment to creating a culture that promotes worker and community health and safety, effective environmental management and community engagement. We also demonstrate operational and financial strength and resilience, supported by increasing cash flows and strong cash balances. We are at a stage in our development as a company at which we are focused on internally funded organic growth, and our capital allocation strategy supports robust and increasing cash returns to shareholders. We feel that our London listing is well timed and we look forward to continuing to introduce ourselves to members of this financial community.”

Reasons for LSE Listing

Among the factors considered by Yamana Gold in pursuing an LSE listing, the Company noted that the LSE currently has a limited number of pure-play, diversified gold producers with annual production of 1 million ounces or more sourced from operations in established mining jurisdictions in the Americas with supportive infrastructure and mining protocols. Yamana Gold believes the LSE listing will provide UK and European investors with such exposure while enhancing the Company’s liquidity and access to the large pools of equity capital available in the UK, Europe, the Middle East, and Asia.

Reasons to Invest in Yamana Gold

The LSE listing will provide investors access and exposure to:

  A large Canadian-based precious metals producer with significant gold and silver production in established mining jurisdictions in the Americas and a proven track record of new discoveries and conversion of mineral resources to mineral reserves.
  Five high-quality, long-life producing mines with a production platform of approximately 1 million gold equivalent ounces (“GEO”)(1) expected in 2021 and 2022 within a low production cost structure.
  Strong and increasing free cash flow along with continued future growth with low near-to-medium term capital commitments.
  A track record of delivering cash returns to shareholders with dividends, which to date have accumulated to over $956 million since dividends were first paid just over thirteen years ago.
  A strong value proposition based on industry trading multiples to revenues, cash flows, and enterprise value.
  A portfolio of well-advanced development projects, highly prospective exploration properties and strategic investments throughout the Americas that provide optionality for value creation via development or asset monetizations that can further strengthen the financial position of the Company.
  A commitment to the highest ESG (environmental, social and governance) standards with a long track record of sustainable development and environmental stewardship in the communities and countries in which the Company operates.
  A strong balance sheet with a net debt(2) leverage ratio of 1.0x and trending below 0.5x in the next few years.

The Company is not intending to raise equity capital in conjunction with the LSE listing.

Legal Counsel, Financial Advisors, and Corporate Brokers

Velocity Trade Capital Ltd. served as Canadian financial advisers and Memery Crystal LLP acted as UK legal advisors. Peel Hunt LLP and Joh. Berenberg Gossler & Co. KG (“Berenberg”) are serving as joint UK corporate brokers. Yamana is continuing to evaluate the selection of a third broker, and amongst the factors being considered are the possible benefits of a larger, international broker which still has a significant presence in the UK and wider European market.

About Yamana Gold
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana Gold plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
+1 416-815-0220
1-888-809-0925
Email: investor@yamana.com

Tavistock (UK Public Relations)
Charles Vivian / Emily Moss
Telephone: +44 7977 297 903 / +44 778 855 4035
Email: yamana@tavistock.co.uk

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

Berenberg  (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance including guidance and liquidity and the Company’s intentions with respect to listing on the LSE. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include unforeseen impacts on guidance, liquidity, cash flow, monetization initiatives, and available residual cash, an inability to maintain a cash reserve fund balance that can support current or future dividend increases, the outcome of various planned technical studies, production and exploration, development, optimizations and expansion plans at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture or jointly owned operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

(All amounts are expressed in United States Dollars unless otherwise indicated.)

  GEO includes gold plus silver converted to gold equivalent at a ratio of 86.10 for the guidance period of 2021-2022.
  A cautionary note regarding non-GAAP performance measures as well as detailed reconciliations are included in 'Section 10: Non-GAAP Performance Measures' of the Company's Management, Discussion and Analysis of Operations and Financial Conditions, available on the Company's website at www.yamana.com, and on SEDAR at www.sedar.com.